Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

Reference is made to the announcements of the Company dated 22 August 2019 and 19 December 2019 and the circular of the Company dated 15 November 2019 in relation to, among others, the existing framework agreements entered into by each of the Company, CLIC and CLI with AMP. Such agreements will expire on 31 December 2022.

The Board wishes to announce that after expiry of the existing framework agreements, the Company, CLIC and CLI will continue to conduct the daily transactions with AMP, which mainly include the subscription and redemption of fund products, as well as the private asset management. As such, the Company, CLIC and CLI intend to enter into the Company Framework Agreement, the CLIC Framework Agreement and the CLI Framework Agreement with AMP, respectively, by 31 December 2022.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLI, a wholly- owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the CLIC Framework Agreement and the CLI Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of (i) the aggregate annual caps for the amounts and fees in connection with the subscription of fund products by CLIC and CLI, or (ii) the aggregate annual caps for the amounts and fees in connection with the redemption of fund products by CLIC and CLI are more than 0.1% but less than 5%, the transactions concerning the subscription and redemption of fund products by CLIC and CLI are subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee payable by CLI in connection with the private asset management are less than 0.1%, the transaction of private asset management under the CLI Framework Agreement is exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the transactions under the Company Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of (i) the annual caps for the amounts and fees in connection with the subscription of fund products by the Company, or (ii) the annual caps for the amounts and fees in connection with the redemption of fund products by the Company are more than 0.1% but less than 5%, the transactions concerning the subscription and redemption of fund products by the Company are subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee payable by the Company in connection with the private asset management are more than 0.1% but less than 5%, the transaction of private asset management under the Company Framework Agreement is subject to the reporting, announcement and annual review requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcements of the Company dated 22 August 2019 and 19 December 2019 and the circular of the Company dated 15 November 2019 in relation to, among others, the existing framework agreements entered into by each of the Company, CLIC and CLI with AMP. Such agreements will expire on 31 December 2022.

The Board wishes to announce that after expiry of the existing framework agreements, the Company, CLIC and CLI will continue to conduct the daily transactions with AMP, which mainly include the subscription and redemption of fund products, as well as the private asset management. As such, the Company, CLIC and CLI intend to enter into the Company Framework Agreement, the CLIC Framework Agreement and the CLI Framework Agreement with AMP, respectively, by 31 December 2022.

COMPANY FRAMEWORK AGREEMENT

Parties

The Company

AMP

Scope of Transactions

Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: the Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

private asset management: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will devise private asset management plans and will, as an asset manager of the plan and in conjunction with the asset custodian, make investments for and on behalf of the Company in accordance with the requirements of laws and regulations as well as asset management contracts.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the Company’s redemption of the fund units, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

private asset management: the Company shall pay to AMP the management fee (including fixed fee and performance-based fee) at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by independent third parties in similar asset management transactions. The calculation and payment of management fee shall be made pursuant to the requirements of the relevant asset management contract.

Term

The Company Framework Agreement is for a term from 1 January 2023 to 31 December 2025. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between the Company and AMP for the two years ended 31 December 2021 and for the six months ended 30 June 2022 are as follows:

			RMB in million
	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
Subscription price and corresponding subscription fee for the subscription of fund products	2,939	8,909	455
Redemption price and corresponding redemption fee for the redemption of fund products	3,430	4,068	5,379
Management fee paid by the Company for the private asset management	38	66	—

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2025 will be as follows:

			RMB in million
	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Subscription price and corresponding subscription fee for the subscription of fund products	20,000	20,000	20,000
Redemption price and corresponding redemption fee for the redemption of fund products	20,000	20,000	20,000
Management fee payable by the Company for the private asset management	700	700	700

CLIC FRAMEWORK AGREEMENT

Parties

CLIC

AMP

Scope of Transactions

Under the CLIC Framework Agreement, CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the relevant fees (mainly including the subscription fee or redemption fee in connection with the subscription or redemption of the funds). CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

Pricing and Payment

Pricing of the transactions concerning the subscription and redemption of fund products under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and the market-oriented principle. The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus; at the time of CLIC’s redemption of the fund units, AMP shall pay to CLIC the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

Term

The CLIC Framework Agreement is for a term from 1 January 2023 to 31 December 2025. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLIC and AMP for the two years ended 31 December 2021 and for the six months ended 30 June 2022 are as follows:

			RMB in million
	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
Subscription price and corresponding subscription fee for the subscription of fund products	700	—	—
Redemption price and corresponding redemption fee for the redemption of fund products	1,471	101	325

Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2025 will be as follows:

			RMB in million
	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Subscription price and corresponding subscription fee for the subscription of fund products	2,000	2,000	2,000
Redemption price and corresponding redemption fee for the redemption of fund products	2,000	2,000	2,000

CLI FRAMEWORK AGREEMENT

Parties

CLI

AMP

Scope of Transactions

Under the CLI Framework Agreement, CLI and its subsidiaries will enter into certain daily transactions with AMP, including:

(a)

subscription and redemption of fund products: CLI and its subsidiaries will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLI and its subsidiaries will make such subscription or redemption at their own discretion and in accordance with their own investment requirements.

(b)

private asset management: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the fund industry, AMP will, as an asset manager of CLI and its subsidiaries and in conjunction with the asset custodian, make investments with entrusted assets for and on behalf of CLI and its subsidiaries.

Pricing and Payment

Pricing of the transactions under the CLI Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLI and its subsidiaries shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of subscription of the fund units, CLI and its subsidiaries shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of redemption of the fund units, AMP shall pay to CLI and its subsidiaries the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

private asset management: CLI and its subsidiaries shall pay to AMP the management fee (including fixed fee and performance-based fee) at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by independent third parties in similar asset management transactions. The calculation and payment of management fee shall be made pursuant to the requirements of the relevant asset management contract.

Term

The CLI Framework Agreement is for a term from 1 January 2023 to 31 December 2025. During the term of the CLI Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLI Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLI and its subsidiaries (as a party) and AMP (as the other party) for the two years ended 31 December 2021 and for the six months ended 30 June 2022 are as follows:

			RMB in million
	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
Subscription price and corresponding subscription fee for the subscription of fund products	1,057	2,832	187
Redemption price and corresponding redemption fee for the redemption of fund products	550	3,467	387
Management fee paid by CLI and its subsidiaries for the private asset management	—	—	—

Annual Caps

The Company estimates that the annual caps for the transactions under the CLI Framework Agreement for the three years ending 31 December 2025 will be as follows:

			RMB in million
	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Subscription price and corresponding subscription fee for the subscription of fund products	2,000	2,000	2,000
Redemption price and corresponding redemption fee for the redemption of fund products	2,000	2,000	2,000
Management fee payable by CLI and its subsidiaries for the private asset management	20	20	20

BASIS FOR THE ANNUAL CAPS

Subscription and Redemption of Fund Products

In determining the annual caps in respect of the subscription and redemption of fund products, the parties have taken into account the estimated amount of the AMP fund products to be held by the Company, CLIC and CLI in the next three years, the frequency and fee rate of subscription and redemption of the fund products, and the expected development of the PRC insurance industry and the PRC fund market. The Company, CLIC and CLI have calculated their respective subscription and redemption ratios by dividing the amount of their subscription and redemption of the AMP fund products for each of the years from 2017 to 2021 by the average annual size of the AMP fund products held by them, and adopted the average of the subscription and redemption ratios as the estimated subscription multiple and redemption multiple. Based on the amount of the AMP fund products currently held by the Company, CLIC and CLI and their respective investment scale, the parties have estimated the amount of the AMP fund products to be held by each of them in the next three years (being no more than RMB30 billion each year for the Company, no more than RMB2.5 billion each year for CLIC and no more than RMB1.2 billion each year for CLI), which is multiplied by the subscription multiple and the redemption multiple, respectively, to work out the annual cumulative amount of the subscription and redemption of fund products.

Private Asset Management

In determining the annual caps in respect of the management fee for the private asset management, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

The management fee for the private asset management is determined based on the characteristics of asset management plans, and the key considerations include factors such as the scope and strategy of investment, and the structure of products. The management fee for the private asset management consists of fixed fee and performance-based fee. The parties will determine the rate of fixed fee and the provision ratio of performance-based fee through the analysis of their previous asset management contracts and the asset management contracts entered into between AMP and independent third parties, and with reference to the key investment approach of the Company and CLI.

The parties have also estimated their respective scale of assets under entrusted management by AMP in the next three years. It is expected that the scale of assets of the Company under entrusted management by AMP will be no more than RMB25 billion each year, and the scale of assets of CLI under entrusted management by AMP will be no more than RMB1 billion each year.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Fund Products

For the subscription and redemption of fund products under each of the Company Framework Agreement, the CLIC Framework Agreement and the CLI Framework Agreement, the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, which is calculated by dividing the net asset value of the fund products by the total number of the fund units. The net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises and in accordance with the relevant requirements of the CSRC and the Asset Management Association of China (中國證券投資基金業協會), and taking into account the fund portfolio consisting of securities, bank deposits, receivables and other investments. The calculation of the unit net price of the fund products is set forth in the relevant fund contract and prospectus, and equally applies to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager’s website and the designated media of the CSRC.

In connection with the subscription and redemption of fund products, each of the Company, CLIC and CLI shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus, which is based on the average market rate. Such average market rate is calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as disclosed in the publicly-available fund contracts and prospectuses. Such publicly- available information is compiled by Wind Information Co., Ltd, an independent integrated financial data service provider in China, and the Group pays a fee to access the compiled information. The subscription fee and redemption fee of the fund products are set forth in the relevant fund contract and prospectus, and equally apply to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be registered with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

Private Asset Management

The management fee for the private asset management shall be determined based on the scale and nature of asset management plans, market standards, industry practices and rates charged by independent third parties in similar asset management transactions. In determining the management fee in respect of specific projects, the business departments of the Group usually obtain two or more reference prices from various independent companies offering identical or similar services. Having obtained the various reference prices, the business departments of the Group will determine the prices for the transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the transactions of private asset management under the Company Framework Agreement and the CLI Framework Agreement are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the transactions of private asset management under the Company Framework Agreement and the CLI Framework Agreement will be no less favourable than those entered into by the Group with independent third parties.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The investment by the Company in fund products managed by AMP will be conducive to the Group’s expansion of the types and scope of investments by insurance funds and the diversification of its fund investment portfolios. Comparing with fund products offered by other fund companies in the market, the Group is more familiar with the investment management ability of AMP and has a closer cooperative relationship with AMP, which will help enhance the efficiency of investments and facilitate the development of investment business among members of the Group. The investment by CLIC and CLI in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP and the management fee income of AMP.

The provision of private asset management services by AMP to the Company and CLI will be conducive to the consolidation of resources within the China Life system, and will also help AMP increase its experience in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will promote the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

The Directors (including the independent non-executive Directors) are of the view that the transactions under the Company Framework Agreement, the CLIC Framework Agreement and the CLI Framework Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps in respect of the transactions under the Company Framework Agreement, the CLIC Framework Agreement and the CLI Framework Agreement are fair and reasonable.

As Mr. Bai Tao, Mr. Li Mingguang, Ms. Huang Xiumei and Mr. Wang Junhui may be regarded as having an interest in the transactions under the Company Framework Agreement, the CLIC Framework Agreement and the CLI Framework Agreement, they have abstained from voting on the resolutions in respect of the transactions under the Company Framework Agreement, the CLIC Framework Agreement and the CLI Framework Agreement at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLI, a wholly- owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the CLIC Framework Agreement and the CLI Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of (i) the aggregate annual caps for the amounts and fees in connection with the subscription of fund products by CLIC and CLI, or (ii) the aggregate annual caps for the amounts and fees in connection with the redemption of fund products by CLIC and CLI are more than 0.1% but less than 5%, the transactions concerning the subscription and redemption of fund products by CLIC and CLI are subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee payable by CLI in connection with the private asset management are less than 0.1%, the transaction of private asset management under the CLI Framework Agreement is exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the transactions under the Company Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of (i) the annual caps for the amounts and fees in connection with the subscription of fund products by the Company, or (ii) the annual caps for the amounts and fees in connection with the redemption of fund products by the Company are more than 0.1% but less than 5%, the transactions concerning the subscription and redemption of fund products by the Company are subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee payable by the Company in connection with the private asset management are more than 0.1% but less than 5%, the transaction of private asset management under the Company Framework Agreement is subject to the reporting, announcement and annual review requirements but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council of the PRC, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

AMP, a fund management company approved by the CSRC, was established on 29 October 2013. It has a registered capital of RMB1,288 million. AMP is an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by the CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLI is a wholly-owned subsidiary of CLIC, and its principal business includes: the management of funds in RMB and foreign currency under entrustment, engagement in alternative investment business, management and application of its own funds in RMB and foreign currency, business involving insurance asset management products such as debt investment plans and equity investment plans, provision of consulting services relating to asset management, as well as other businesses approved by the CBIRC and other departments of the State Council.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”	國壽安保基金管理有限公司 (China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital

“AMP Capital”	AMP Capital Investors Limited, a company established under the laws of Australia with limited liability, and a subsidiary of AMP Limited

“AMP Limited”	AMP Limited, a company established under the laws of Australia with limited liability, whose shares are listed on the Australian Securities Exchange

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLI”	國壽投資保險資產管理有限公司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLI Framework Agreement”	the Framework Agreement in relation to Daily Transactions on Subscription and Redemption of Fund Products and Private Asset Management (《 基金產品認（申）購、贖回、私募資產管理日常交易框架協議》) to be entered into between AMP and CLI

“CLIC”	中國人壽保險（ 集團 ）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Agreement in relation to Daily Transactions on Subscription and Redemption of Fund Products (《 基金產品認（申）購、贖回日常交易協議》) to be entered into between AMP and CLIC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Framework Agreement”	the Framework Agreement in relation to Daily Transactions on Subscription and Redemption of Fund Products and Private Asset Management (《 基金產品認（申）購、贖回及私募資產管理日常交易框架協議》) to be entered into between AMP and the Company

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie